Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     OPTI Canada Provides Project Update

     TSX: OPC

     CALGARY, Sept. 2 /CNW/ - OPTI Canada Inc. (OPTI) announces the following project update on Phase 1 of its Long Lake Project (the Project).
     The Project remains on-track for Upgrader start-up and first commercial production of Premium Sweet Crude (PSC(TM)) this month. Repairs have been completed on the liquid oxygen storage tank and the air separation plant is producing oxygen. The final major pre-operational activity, testing of the gasifiers, has commenced and is expected to be completed in the next few weeks. Other silos in the Upgrader, including the OrCrude(TM) unit, hydrocracker, and sulphur recovery unit are operationally ready to start-up.
     Recent evaluations of Upgrader operational readiness have indicated that the Upgrader can be started up with approximately 23,000 to 25,000 bbl/d of bitumen in-take. Current SAGD production levels, in combination with externally sourced bitumen, are expected to be sufficient to start-up the
Upgrader this month.
     Initial reservoir results continue to be positive and there are currently
40 well pairs in SAGD production. As previously announced, SAGD operations have encountered a number of operational and surface factors that have led to a slower than anticipated ramp-up of volumes. This included an unexpected failure of a third party transformer on the main electrical grid that required us to shut down our SAGD facilities and wells for a period of time. Recently, the Project successfully tested its islanding capability thereby decreasing the risk that future external grid failures will have a significant effect on our operations. In mid-July, our third party pipeline encountered pump reliability issues. This, in combination with full storage tanks caused us to reduce bitumen production, thereby also affecting the steam to oil ratio
(SOR). During August, a number of valves controlling steam pressure into the well pads failed.
     The start-up issues we encountered limited the amount of steam that we were able to inject into the reservoir over the last two months and our ability to consistently produce wells to their capability. Steam injection directly impacts bitumen production, therefore each time our steam is interrupted, our bitumen production temporarily decreases and takes time to ramp back up. These issues had a significant impact on average monthly production volumes in July and August, however, the reliability of our surface facilities is improving and gross bitumen production volumes have been increasing over the last three months as follows:

     <<
     -   In June, bitumen production volumes averaged 7,200 bbls/d with demonstrated production performance of over 10,000 bbls/d;

     -   In July, bitumen production volumes averaged 8,400 bbls/d with demonstrated production performance of over 13,000 bbls/d; and

     -   In August, bitumen production volumes averaged 11,600 bbls/d with demonstrated production performance of over 15,000 bbls/d.
     >>

     We expect bitumen production volumes to continue to increase as the surface issues previously identified are largely behind us and shut-in wells are being brought back on stream.
     In light of the surface issues encountered over the last two months, we restricted steam injection rates. Because our storage tanks were full and we could not ship, we restricted our bitumen production rates more than our steam rates. This, combined with the conversion of new wells to SAGD operation, resulted in our average steam-to-oil ratios (SOR) for the wells in SAGD operation to temporarily increase from 3 to 4. This ratio is expected to decrease to our long-term expectation of approximately 3.0 as SAGD volumes ramp up to full design rates of 72,000 bbls/d (36,000 bbls/d net to us).

     About OPTI

     OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing the fourth and next major integrated oil sands project in Canada, the Long Lake Project, in a 50/50 joint venture with Nexen Inc. The first phase of the Project consists of 72,000 barrels per day of SAGD (steam assisted gravity drainage) oil production integrated with an OPTI-operated upgrading facility, using OPTI's proprietary OrCrude(TM) process and commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. The Project is expected to produce 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude with low sulphur content, making it a highly desirable refinery feedstock. OPTI's common shares trade on the Toronto Stock Exchange under the symbol OPC.
     Additional information regarding the Long Lake Project is available at
http://www.longlake.ca.

     Forward-Looking Statements

     Certain statements contained herein are forward-looking statements, including statements relating to: OPTI's operations; business prospects, expansion plans and strategies; OPTI's plans and expectations concerning the use and performance of the OrCrude(TM) process and other related technologies;
the cost, development and operation of the Long Lake Project and OPTI's relationship with Nexen Inc. Forward-looking information typically contains statements with words such as "intends," "anticipate," "estimate," "expect,"
"potential," "could," "plan" or similar words suggesting future outcomes.
Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct.
Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified herein, we have made assumptions regarding, among other things: market costs and other variables affecting operating costs of the Project; the ability of the Long
Lake joint venture partners to obtain equipment, services and supplies, including labour, in a timely and cost-effective manner; the availability and costs of financing; oil prices and market price for the PSC(TM) output of the
OrCrude(TM) Upgrader; foreign currency exchange rates and hedging risks;
government regulations and royalty regimes; the degree of risk that governmental approvals may be delayed or withheld; other risks and uncertainties described elsewhere in this document or in OPTI's other filings with Canadian securities authorities.

     Readers should be aware that the list of factors, risks and uncertainties set forth above are not exhaustive. Readers should refer to OPTI's current
Annual Information Form, which is available at www.sedar.com, for a detailed discussion of these factors, risks and uncertainties. The forward-looking statements or information contained in this document are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.

     %CIK: 0001177446

     /For further information: Alison Trollope, Investor Relations Manager,
(403) 218-4705; OPTI Canada Inc., Suite 2100, 555 - 4th Ave. S.W., Calgary,
Alberta, Canada, T2P 3E7/
     (OPC.)

CO:  OPTI Canada Inc.

CNW 21:30e 02-SEP-08